UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

CORPORACIÓN DURANGO, S.A. DE C.V.

(Name of applicant)

Torre Corporativa Durango, Potasio 150, Ciudad Industrial
Durango, Durango, United Mexican States 34220

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount

Series B Step Up Rate Senior Secured Notes due 2012	Up to US$433,785,600 aggregate principal amount

Approximate date of proposed public offering:	February 14, 2005, unless extended

Name and address of agent for service:

Durango McKinley Paper Company,
Attention: Prudencio Calderón
700 North Sam Houston Road
Mesquite, Texas 75149-2736

with a copy to:
Emilio J. Alvarez-Farré
White & Case LLP
Wachovia Financial Center
200 South Biscayne Boulevard
Suite 4900
Miami, Florida 33131
(305) 371-2700

Corporación Durango S.A. de C.V. (the “Company” or “Issuer”) hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20thday after filing a further amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Act”), may determine upon written request of the Company.

GENERAL
AFFILIATIONS
MANAGEMENT AND CONTROL
UNDERWRITERS
CAPITAL SECURITIES
INDENTURE SECURITIES
SIGNATURE
Statement of Eligibility
Convenience translation of Company's bylaws
Form of B Note Indenture
Form of Common Agreement
Convenience translation of Plan of Reorganization
Information Statement

GENERAL

1. General Information. Furnish the following information as to the applicant:

(a) Form of organization. Sociedad anónima de capital variable (corporation).

(b) State or other sovereign power under the laws of which organized. Estados Unidos Mexicanos (“Mexico”).

2. Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

The Company proposes to issue the Series B Step-Up Rate Senior Secured Notes due 2012 (the “New Notes”), which are the subject of this application, to holders of the Company’s outstanding

•	12 5/8% Senior Notes due 2003 (the “2003 Notes”);

•	13 1/8% Senior Notes due 2006 (the “2006 Notes”);

•	13 1/2% Senior Notes due 2008 (the “2008 Notes”);

•	13 3/4% Senior Notes due 2009 (the “2009 Notes,” and, together with the 2003 Notes, the 2006 Notes and the 2008 Notes, the “Senior Notes”); and

•	Notes due February 12, 2003, issued under the Issuing and Paying Agency Agreement, dated as of October 4, 2001, among the Company, JPMorgan Chase Bank and JPMorgan Chase Bank, London Branch (the “ECP Notes”)

that are not party to the Subsequent Plan Support Agreement (as defined herein). The New Notes will be issued pursuant to the plan of reorganization (convenio concursal) (the “Plan of Reorganization”) that will be filed in January 2005 in the Company’s commercial reorganization (concurso mercantil) proceeding under Mexico’s Business Reorganization Act (Ley de Concursos Mercantiles) before the District Court for Civil Matters for the District of Durango (Juzgado Primero de Distrito en el Estado de Durango) (the “Mexican Court”). The Plan of Reorganization will be governed by Mexican law.

     Under the terms of the Company’s Plan of Reorganization, upon final approval of the Plan of Reorganization by the Mexican Court, the Senior Notes and the ECP Notes will be cancelled and the holders of those notes that are recognized claims in the Company’s commercial reorganization proceeding will be entitled to receive (1) US$850 in principal amount of the New Notes for each US$1,000 of the principal amount of their Senior Notes and ECP Notes, and (2) a portion of the 18,805,918 shares of Series B Common Stock, without par value, of the Company (“Series B Shares”) that the Company will issue under the Plan of Reorganization based on the sum of (i) remaining US$150 principal amount of their Senior Notes and ECP Notes, and (ii) the amount of accrued and unpaid interest on their Senior Notes and ECP Notes to May 18, 2004, the date on which the Company filed its application for commercial reorganization under the Mexican Business Reorganization Act, as recognized by the Mexican Court (the “Cram Down”).

     The Company believes that the issuance of New Notes to such persons will be exempt from registration pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

     From January 2003 until April 2004, the Company engaged in negotiations with its unsecured bank creditors and an Ad Hoc Bondholders Committee. On April 30, 2004, the Company entered into a plan support agreement (the “Initial Plan Support Agreement”) with the Note Guarantors named therein, Banco Nacional de Mexico, S.A., Integrante del Grupo Financiero Banamex, Bank of America, N.A., JPMorgan Chase Bank, California Commerce Bank, and the holders of the 2006 Notes, 2008 Notes and 2009 Notes named therein. A copy of the Initial Plan Support Agreement was filed by the Company with the Securities and Exchange Commission under cover of Form 6-K on May 3, 2004.

     Pursuant to the Initial Plan Support Agreement, the parties agreed to pursue a consensual financial restructuring of the Company’s unsecured indebtedness. On May 17, 2004, the Initial Plan Support Agreement was terminated by one of the Company’s creditors. On May 18, 2004, the Company filed an application for commercial reorganization under the Mexican Business Reorganization Act with the Mexican Court. On August 25, 2004, the Mexican Court declared the Company to be in concurso mercantil (commercial reorganization) under the Mexican Business Reorganization Act.

     Following the termination of the Initial Plan Support Agreement, the Company continued to negotiate with its unsecured bank creditors and the Ad Hoc Bondholders Committee. On August 13, 2004, the Company reached an agreement in principle regarding the terms of a proposed plan of reorganization and a proposed new Plan Support Agreement with the Note Guarantors named therein, certain subsidiaries of the Company named therein, Banco Nacional de Mexico, S.A., Integrante del Grupo Financiero Banamex, Bank of America, N.A., JPMorgan Chase Bank, California Commerce Bank, and Banc of America Securities LLC, the holders of the Senior Notes named therein, and the individual signatories named therein (the “Subsequent Plan Support Agreement”). As of the date of the Subsequent Plan Support Agreement, the creditors parties thereto collectively held approximately 68% of the Company’s unsecured debt. In a commercial reorganization proceeding under the Mexican Business Reorganization Act, a debtor can confirm a plan of reorganization with the support of the holders of a majority of its recognized debt and the plan of reorganization, so confirmed, would be binding on all of its unsecured creditors. Copies of the terms of the proposed plan of reorganization and of the Subsequent Plan Support Agreement were filed by the Company with the Securities and Exchange Commission under cover of Form 6-K on August 16 and 27, 2004, respectively.

     Pursuant to the terms of the Subsequent Plan Support Agreement, the parties agreed to execute the Plan of Reorganization following the certification of recognized creditors in the Company’s commercial reorganization proceedings by the Mexican Court. Each of the creditors parties to the Subsequent Plan Support Agreement represented to the Company that it was an “accredited investor” as such term is defined in Rule 501(a) under the Securities Act. The Company believes the offering and sale of New Notes to the parties to the Subsequent Plan Support Agreement will be exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

     Under the Plan of Reorganization, the Company’s unsecured financial creditors will receive new debt equal to approximately 85% of the outstanding principal amount of the Company’s unsecured debt. The Company’s unsecured bank creditors will amend and restate their existing loans as Series A Loans in an aggregate principal amount of approximately $116.1 million. The holders of the Company’s other unsecured financial debt, including the Senior Notes and the ECP Notes, will receive New Notes to be issued in an aggregate principal amount of approximately $433.8 million in exchange for their debt. In addition, the unsecured financial creditors will receive Series B Shares representing an aggregate of approximately 17% of the Company’s capital stock on a fully diluted basis.

     The New Notes will be issued pursuant to an Indenture filed herewith as Exhibit T3C-1 and have the benefit of provisions of the Common Agreement filed herewith as Exhibit T3C-2. The New Notes will bear interest at the rate of 7.50% per annum until December 31, 2005, 8.50% per annum from January 1, 2006 through December 31, 2006, and 9.50% per annum thereafter until maturity on December 31, 2012. Interest on the New Notes will be payable quarterly. The New Notes will be callable at the option of the Company on or after December 31, 2005, at a declining premium of 4% of face value. The New Notes will be guaranteed by certain of the Company’s subsidiaries, and will be secured ratably by real estate and other fixed assets of the Company and certain of the Company’s Mexican subsidiaries, a pledge of a debt reserve account and the common shares of two of the Company’s subsidiaries.

     On November 17, 2004, the Mexican Court certified the list of recognized claims in the Company’s commercial reorganization proceeding (the “Recognized Claims”). On December 23, 2004, the conciliator (conciliadora) appointed by the Mexican Federal Institute of Commercial Reorganization Specialists (Instituto Federal de Especialistas de Concursos Mercantiles) in the Company’s commercial reorganization proceeding submitted the Plan of Reorganization to the holders of Recognized Claims that are party to the Subsequent Plan Support Agreement and these creditors executed the Plan of Reorganization.

     The creditors that are parties to the Subsequent Plan Support Agreement and who executed the Plan of Reorganization on December 23, 2004, hold a sufficient aggregate principal amount of the Company’s Recognized Claims to permit the confirmation of the Plan of Reorganization under the Mexican Business Reorganization Act by the Mexican Court. The Company understands that the conciliator will submit the executed Plan of Reorganization to the Mexican Court for its approval in January 2005. Pursuant to the requirements of the Mexican Business Reorganization Act, the conciliator is obligated to distribute a copy of the Plan of Reorganization to all holders of the Recognized Claims. The Company understands that the conciliator distributed copies of the Plan of Reorganization to the holders of the Recognized Claims that did not execute the Plan of Reorganization on December 23, 2004. A copy of an English translation of the materials distributed by the conciliator to such creditors is included herewith as Exhibit T3E-1. Pursuant to the Subsequent Plan Support Agreement, the Company is obligated to deliver a copy of an English translation of the materials distributed by the conciliator to such creditors, together with the Information Statement included herewith as Exhibit T3E-2, on or prior to December 30, 2004.

     The Company engaged Rothschild Inc. (“Rothschild”) and PricewaterhouseCoopers Inc. (“PWC”) for financial advisory services in connection with the Company’s restructuring. Rothschild and PWC advised the Company with respect to the negotiation of the Initial Plan Support Agreement and the Subsequent Plan Support Agreement. The Company agreed to reimburse the expenses of Rothschild and PWC in connection with the negotiation of the Initial Plan Support Agreement and the Subsequent Plan Support Agreement and to pay Rothschild’s a monthly fee for its advisory services and a fee if the transactions contemplated in the Plan of Reorganization are consummated. No remuneration has been or will be paid directly or indirectly to any person for the solicitation of holders who could receive New Notes or Series B Shares in the Cram Down in reliance on the exemption in Section 3(a)(9) of the Securities Act and such holders were not and will not be solicited. Holders of Senior Notes and ECP Notes are not required to make any payment in connection with the Plan of Reorganization.

     The Company has not sold, and does not intend to sell, directly or indirectly, any securities of the same class as the New Notes or the Series B Shares by or through an underwriter at or about the same time as, or at any time during the pendency of, the approval of the Plan of Reorganization by the Mexican Court.

AFFILIATIONS

3. Affiliates.

     The following list sets forth the affiliates of the Company and their respective percentages of voting securities as of December 27, 2004.

Controlling Shareholders

     Miguel Rincón, José Antonio Rincón, Jesús Rincón, Wilfrido Rincón, Ignacio Rincón and Martin Rincón (collectively, the “Rincón Family”) collectively own, directly and indirectly, 95.1% of the outstanding voting stock of the Company. Simultaneously with the consummation of the Plan of Reorganization, the Rincón Family will execute a special purpose trust agreement and transfer to the trustee of such trust capital stock in the Company constituting 14.4% of the outstanding voting stock of the Company. Upon consummation of the Plan of Reorganization, the Company will distribute Series B Shares representing 16.997% of its outstanding voting and capital stock after the issuance. As a result of the dilution resulting from such distribution, the Rincón Family will own, directly and indirectly (including, without limitation, as beneficiary of the trust described above), 78.9% of the outstanding voting stock of the Company.

Subsidiaries

     As of December 27, 2004, the organizational structure of the Company is as set forth below. No changes to the organizational structure of the Company is contemplated as a result of the consummation of the Plan of Reorganization.

Other Affiliates

     Lineas Aereas Ejecutivas de Durango, S.A. de C.V. and Operadora Omega Internacional, S.A. de C.V. (“OOI”), both Mexican companies owned by the Rincón Family. OOI is the owner of Durango Paper Company, a Delaware corporation with no current operations.

MANAGEMENT AND CONTROL

4. Directors and executive officers.

     The following table sets forth the name and office of all directors and executive officers of the Company as of December 27, 2004. The address of each director and executive office is c/o Torre Corporativa Durango, Potasio 150, Ciudad Industrial Durango, Durango, United Mexican States 34220.

Name	Position
Miguel Rincón (1).	Chairman of the Board of Directors and Chief Executive Officer
José Antonio Rincón (1).	Vice-Chairman of the Board of Directors and Chief Operating Officer
Mayela Rincón de Velasco (1)	Director, Vice President and Chief Financial Officer
Jesús Rincón (1).	Director
Wilfrido Rincón (1).	Director
Ignacio Rincón (1).	Director
Martín Rincón (1).	Director
Angel Del Palacio.	Director
Alfonso Fernández De Castro.	Director

Buenaventura G. Saravia.	Director
Roberto Isaac Hernández.	Director
Gustavo Peyro Medina.	Audit and IT Manager
Arturo Díaz Medina.	Finance and Planning Managing Director
Jesús Romo Carrasco.	Controller
Gabriel Villegas Salazar.	Secretary of the Board and General Counsel

(1)	Miguel Rincón, José A. Rincón, Jesús Rincón, Wilfrido Rincón, Ignacio Rincón, Martin Rincón and Mayela Rincón de Velasco are siblings.

5. Principal owners of voting securities.

     The following table sets forth, as of December 27, 2004, the security ownership of each person who was known by the Company to beneficially own 10% or more of the voting securities of the Company. The Company has a single class of common stock, represented by the Series A Shares. The address of each shareholder set forth below is c/o Torre Corporativa Durango, Potasio 150, Ciudad Industrial Durango, Durango, United Mexican States 34220.

Col. A	Col. B		Col. D
Name and Complete	Title of Class	Col. C	Percentage of Voting
Mailing Address	Owned	Amount Owned	Securities Owned
Miguel Rincón	Series A Shares	25,291,559	27.5%
José Antonio Rincón	Series A Shares	14,453,225	15.7
Jesús Rincón	Series A Shares	14,451,406	15.7
Administradora Corporativa y Mercantil, S.A. de C.V. (1)	Series A Shares	15,068,000	16.4
Banco Nacional de México, S.A. (2)	Series A Shares	15,068,000	16.4

(1)	Administradora Corporativa y Mercantil, S.A. de CV. is wholly owned by the Rincón Family. No individual member of the Rincón family has the power to vote or dispose the shares owned by ACM.

(2)	The Series A Shares owned by Administradora Corporativa y Mercantil, S.A. de C.V. (“ACM”) are pledged to Banco Nacional de México, S.A. (“Banamex”) as security for the obligations of ACM under a loan agreement between Banamex and ACM (the “Banamex Loan Agreement”). ACM is currently in default under the Banamex Loan Agreement and Banamex has the right to accelerate the full amount of the outstanding principal under the Banamex Loan Agreement and to seek to enforce its pledge over the Series A Shares held by ACM.

     Upon the consummation of the Plan of Reorganization, the Company will distribute Series B Shares representing approximately 17% of its outstanding capital stock after the issuance. Simultaneously with the consummation of the Plan of Reorganization, ACM and Banamex will restructure the Banamex Loan Agreement. As a result of this restructuring, ACM will no longer be in default under the Banamex Loan Agreement and Banamex will not have the immediate right to accelerate the principal amount under the Banamex Loan Agreement and seek to enforce its pledge over the Series A Shares held by ACM. In connection with the restructuring of the Banamex Loan Agreement, (1) ACM will grant a pledge of its capital stock in the Company in favor of Banamex, (2) the Rincón Family will execute a special purpose trust agreement and transfer to the trustee of such trust capital stock in the Company constituting 14.4% of the outstanding voting stock of the Company, and (3) the trustee of such trust will grant a pledge of such voting stock in favor of Banamex. As a result of the dilution resulting from such distribution and the transfer of shares by the Rincón Family to the trust, the security ownership of each person known by the Company to beneficially own 10% or more of the voting securities of the Company will be as set forth below.

Col. A	Col. B		Col. D
Name and Complete	Title of Class	Col. C	Percentage of Voting
Mailing Address	Owned	Amount Owned	Securities Owned
Miguel Rincón	Series A Shares	19,722,546	17.8%
José Antonio Rincón	Series A Shares	11,270,733	10.2
Jesús Rincón	Series A Shares	11,269,325	10.2
Administradora Corporativa y Mercantil, S.A. de C.V.(1)	Series A Shares	15,068,000	13.6
Mexican Trust(2)	Series A Shares	15,911,511	14.4

(1)	Administradora Corporativa y Mercantil, S.A. de CV. is wholly owned by the Rincón Family. No individual member of the Rincón family has the power to vote or dispose the shares owned by ACM.

(2)	This trust will be formed simultaneously with the consummation of the Plan of Reorganization and will hold the Series A Shares in the Company for the benefit of members of the Rincón Family. No individual member of the Rincón family will have the power to vote or dispose the shares owned by the Mexican Trust.

UNDERWRITERS

6. Underwriters.

(a) Persons acting as underwriters within the last three years:

Underwriters of an offering of the 2009 Notes completed on June 24, 2002:

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036

Banc of America Securities LLC
9 West 57th Street
New York, New York 10019

(b) The Company has not, and will not, engage any underwriter in connection with the Plan of Reorganization.

CAPITAL SECURITIES

7. Capitalization.

     (a) Authorized classes of securities as of December 27, 2004.

Col. A	Col. B		Col. C
Title of Class	Amount Authorized		Amount Outstanding
Series A Shares		91,835,193		91,835,193
Series B Shares (1)		18,805,918		—
2003 Notes	US$	250,000,000	US$	18,230,000
2006 Notes	US$	301,743,000	US$	301,743,000
2008 Notes	US$	10,363,000	US$	10,363,000
2009 Notes	US$	175,000,000	US$	175,000,000
Series B Notes (2).	US$	433,785,600		—

(1)	Upon the consummation of the Plan of Reorganization, the Company will issue 18,805,918 Series B Shares.

(2)	Upon the consummation of the Plan of Reorganization, the Company will issue Series B Notes in an aggregate principal amount of US$433,785,600.

(b)	Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

     The holders of Series A Shares are entitled to vote on all matters submitted to a vote of the shareholders, with each Series A Share being entitled to one vote.

     The holders of Series B Shares will be entitled to vote on all matters submitted to a vote of the shareholders, with each Series B Share being entitled to one vote.

INDENTURE SECURITIES

8. Analysis of Indenture provisions.

     The Series B Notes will be issued pursuant to an Indenture to be entered into between the Company, as issuer, Law Debenture Trust Company of New York, as Trustee, and Deutsche Bank Trust Company Americas, as Guarantor Paying Agent, Registrar and Transfer Agent (the “Indenture”). The following is an analysis of the Indenture provisions required under section 305(a)(2) of the Trust Indenture Act of 1939, as amended (the “Act”). Items (a) through (e) below set forth only the provisions of the Indenture required to be analyzed by section 305(a)(2) of the Act. The following does not purport to set forth all of the provisions of the Indenture. Reference is made to the full provisions of the Indenture for a complete description of the provisions of the Indenture. Capitalized terms used herein and not otherwise defined shall have the same meaning ascribed to them in the Indenture.

(a) Events of Default; Withholding of Notice of Default (section 5.01 and section 5.03).

     Pursuant to the Indenture, an “Event of Default” means the occurrence of any of the following events (whatever the reason for such event of default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

     (1) default in the payment of interest on any New Note when the same becomes due and payable and such default continues for a period of 30 days;

     (2) default in the payment of all or any part of the principal, or premium, if any, on the New Notes when and as the same becomes due and payable at maturity, upon redemption, by acceleration, or otherwise;

     (3) any representation or warranty made to the holders of the New Notes by the Issuer or any Guaranteeing Party in the Common Agreement or the Security Documents proves to have been untrue in any material respect when made;

     (4) failure by the Issuer to comply with section 4.02 of the Common Agreement;

     (5) failure by the Issuer, any Guaranteeing Party, McKinley or Pipsamex to observe or perform any covenant or agreement (other than those referred to in clauses (1) through (4) above) required to be observed or performed by it contained in the New Notes, the Security Documents, the Common Agreement or the Indenture, if such failure is not remedied within 30 days after written notice is given to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in aggregate principal amount of the New Notes then outstanding, specifying such default, requiring that it be remedied and stating that such notice is a “Notice of Default;”

     (6) one or more final, non-appealable judgments or orders not fully covered by insurance shall be entered against the Issuer or any Guaranteeing Party for the payment of money in excess of US$15,000,000 (or its equivalent in other currencies) in the aggregate for all final judgments or orders against such persons, (treating any deductibles, self-insurance or retention as not so covered), and shall not be paid or discharged within five Business Days, provided, however, that a judgment in respect of a Referenced Claim shall not be counted toward such aggregate maximum unless and until it is a Qualified Judgment;

     (7) any Subsidiary Guarantee or any Security Document (or a Lien created thereby) shall be held, by the final and non-appealable judgment of a court of competent jurisdiction to be unenforceable or invalid or shall cease for any reason to be in full force and effect, or any Guaranteeing Party, or any Person acting on behalf of any Guaranteeing Party, shall deny or disaffirm its obligations under its Subsidiary Guarantee;

     (8) the Issuer or any Guaranteeing Party shall (A) admit in writing its inability to pay its debts as they become due, (B) file, or consent by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction (including a concurso mercantil proceeding), (C) make a general assignment for the benefit of its creditors, (D) consent to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (E) be adjudicated as insolvent, or to be liquidated, or (F) take corporate action for the purpose of any of the foregoing;

     (9) a court or governmental authority of competent jurisdiction shall enter an order appointing, without consent by the Issuer or a Guaranteeing Party, a custodian, receiver, trustee or other officer with similar powers with respect to such Person or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Issuer or any Guaranteeing Party, or any such petition shall be filed against the Issuer or any Guaranteeing Party and not be dismissed within 60 days;

     (10) there shall have occurred and be continuing an Event of Default under the A Loan Documents that does not otherwise constitute an Event of Default under the Indenture (A) caused by a failure to pay principal, premium or interest on the A Loans or (B) which has not been remedied or waived within 90 days from the date a Responsible Officer provided (or was required by Section 4.2 of the Common Agreement to provide) notice thereof to the Administrative Agent; provided, however, that if any waiver of any such Event of Default is granted by the A Lenders prior to any remedial action being taken by Holders of the Notes (unless such remedial action is an acceleration which has been rescinded) such default shall be deemed to have been waived by the Holder of the Notes; provided further, however, that there shall be no such deemed waiver with respect to an Event of Default under Section 6.2.5 of the A Loan Agreement;

     (11) the Issuer or any Guaranteeing Party is in default in the performance of or compliance with any term of any Indebtedness (other than Indebtedness under the Indenture and the New Notes) or of any mortgage, indenture or other agreement relating thereto, or any other condition exists, and as a consequence of such default or condition, the holder or holders (or a trustee or agent on behalf of such holder or holders) of such Indebtedness have declared such Indebtedness to be due and payable before its Stated Maturity or before its regularly scheduled dates of payment; provided, however, that it shall not constitute an Event of Default under this clause (11) unless such Indebtedness, individually or together with such other Indebtedness as to which any such failure then exists, has an aggregate outstanding principal amount in excess of US$15,000,000 (or its equivalent in other currencies); or

     (12) any one or more of the conditions subsequent set forth in Article II of the Common Agreement shall not have been satisfied or waived within the period set forth in said Article II.

     Section 5.02 of the Indenture provides that if any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding New Notes may declare all the New Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default as described in clause (8) or (9) above, the New Notes shall become immediately due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the New Notes except as provided in the Indenture. Notwithstanding the foregoing, any such declaration may be rescinded within 60 days by the Holders of at least 51% in principal amount of the then outstanding New Notes, so long as the Event of Default which gave rise to the acceleration has been cured or waived in accordance with the terms hereof.

     Section 5.03 of the Indenture provides that if an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, premium, if any, and interest on the New Notes or to enforce the performance of any provision of the New Notes or the Indenture; provided that actions with respect to the Collateral must be taken in accordance with the Common Agreement and the Security Documents. The Trustee may maintain a proceeding even if it does not possess any of the New Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy arising upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law. If an Event of Default occurs, the Issuer shall deliver to the Trustee the notice required by section 4.02 of the Common Agreement. The Indenture incorporates by reference certain provisions of the Common Agreement. Section 4.02 of the Common Agreement provides that the Issuer shall notify the administrative agent party to the Common Agreement (the “Administrative Agent”) and the Trustee of the occurrence of any Default or Event of Default within five (5) Business Days after a Responsible Officer of the Issuer becomes aware of such occurrence. Each notice under Section 4.02(a) of the Common Agreement shall be accompanied by a written statement of a responsible officer of the Issuer (i) setting forth details of the occurrence referred to therein and stating what action the Issuer or the relevant Guarantor proposes to take with respect thereto and the time frames in which such actions shall be taken, and (ii) describing any and all clauses or provisions of the Common Agreement, Indenture or other Restructuring Document that have been (or foreseeably will be) breached or violated in connection therewith. Noncompliance with section 4.02 of the Common Agreement constitutes an Event of Default under the Indenture as described in clause (4) above.

     Section 5.04 of the Indenture provides that the Holders of a majority in aggregate principal amount of the New Notes then outstanding may, by notice to the Trustee, on behalf of the Holders of all of the New Notes, waive any Default or Event of Default and its consequences (including any acceleration, subject to section 5.02 of the Indenture), provided that such Default or Event of Default has been cured and no other Default or Event of Default then exists, other than the nonpayment of the principal of, or premium, if any, and interest on the New Notes that have become due solely by any acceleration declared as a result of any such Event of Default.

(b) Execution and Authentication; Application of Proceeds (section 2.01).

     Section 2.01 of the Indenture provides that the Issuer has authorized the issuance of New Notes of up to a maximum principal amount of US$433,785,600. The New Notes and the Trustee’s certificate of authentication shall be substantially in the form annexed to the Indenture as Exhibit A with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by the Indenture. The New Notes may have notations, legends or endorsements required by law, stock exchange or securities depository agreements to which the Issuer is subject. The Issuer shall approve the form of the New Notes and any notation, legend or endorsement on the New Notes. Each New Note issued shall be dated the date of its authentication. The terms and provisions contained in the form of the New Notes annexed to the Indenture as Exhibit A shall constitute, and are thereby expressly made, a part of the Indenture. To the extent applicable, the Issuer and the Trustee, by their execution and delivery of the Indenture, expressly agree to such terms and provisions and to be bound thereby.

     New Notes shall be issued as one or more global notes in registered form substantially in the form of Exhibit A to the Indenture bearing the legend set forth in section 2.02 of the Indenture or, pursuant to section 2.07(c) of the Indenture, as certificated notes in registered form substantially in the form set forth on Exhibit B to the Indenture. The aggregate principal amount of the Global Notes may be increased or decreased from time to time by adjustments made on the records of the Trustee, as custodian for the Depositary or its nominee.

     The New Notes shall be typed, printed, lithographed or engraved or produced by any combination of these methods or may be produced in any other manner permitted by the rules of any securities exchange on which the New Notes may be listed, all as determined by the Officers executing such New Notes, as evidenced by their execution of such New Notes.

     Section 2.03 of the Indenture provides that the New Notes shall be executed by two Officers of the Issuer. The signature of any Officer on the New Notes may be by facsimile or manual signature in the name and on behalf of the Issuer. If any Officer whose signature is on a New Note no longer holds that office at the time the Trustee or authenticating agent authenticates the New Note, the New Note shall be valid nevertheless. A New Note shall not be valid until the Trustee or authenticating agent manually signs the certificate of authentication on the New Note. The signature shall be conclusive evidence that the New Note has been authenticated under the Indenture. At any time and from time to time after the execution of the Indenture, the Trustee or an authenticating agent shall, upon receipt from the Issuer of an order to do the same, authenticate for original issue New Notes in the aggregate principal amount specified in such order up to the maximum principal amounts at maturity specified in section 2.01 of the Indenture; provided, that the Trustee shall be entitled to receive an Officers’ Certificate and an Opinion of Counsel of the Issuer in connection with such authentication of New Notes. The Trustee may appoint an authenticating agent to authenticate New Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate New Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such authenticating agent. An authenticating agent has the same rights as an agent to deal with the Issuer or an Affiliate of the Issuer. The New Notes shall be issuable only in denominations of US$1.00 and any integral multiple thereof.

     There will be no proceeds from the issuance of the Series B Notes.

(c) Release or Release and Substitution of Property Subject to the Lien of the Indenture; Termination of Guaranty.

     The Indenture incorporates by reference certain provisions of the Common Agreement. Section 11.02(b) of the Common Agreement provides that the collateral agents with respect to all collateral securing the Indenture and the Notes (collectively, the “Collateral Agent”) may, without the prior consent of the Trustee, release any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of any right or interest in or to property or consent to any modification, supplement or waiver under any of the Security Documents. Section 11.02(b) of the Common Agreement further provides that the Collateral Agent shall release any mortgage, lien, pledge, charge, security interest or encumbrance encumbering property that is the subject of any sale, assignment, transfer or other disposition (any such transaction, other than with respect to inventory sold or disposed of in the ordinary course of business and on ordinary business terms, a “Disposition”) of any property (whether now owned or hereafter acquired) to any other person or entity (i) permitted by section 5.05(a)(i), section 5.05(a)(ii), section 5.05(b)(i) or section 5.05(b)(ii) of the Common Agreement if it receives from the Issuer an officer’s certificate stating that such release is permitted by such sections at such time, or (ii) permitted by section 5.05(a)(iii), section 5.05(a)(v), section 5.05(b)(iii) or section 5.05(b)(iv) of the Common Agreement provided that it receives (x) from the Issuer, an officer’s certificate stating that the applicable requirements of such provisions have been complied with in respect of such Disposition, and (y) reasonable evidence verifying such compliance. Each of the Collateral Agent, the Administrative Agent and the Trustee will from time to time duly execute and deliver appropriate powers of attorney or other documents or instruments necessary to release any lien permitted to be released under section 11.02(b) of the Common Agreement as promptly as possible after any permitted request by the Issuer or any Guarantor.

     Section 7.01(a)(iii) of the Indenture provides that, without the consent of any Holder of Notes, the Issuer and the Trustee may amend or supplement the Indenture and the New Notes to provide for the assumption of an Issuer’s or any Guaranteeing Party’s obligations to the Holders of the Notes in the case of a merger, consolidation or sale of all or substantially all of the Issuer’s or Guaranteeing Party’s assets. Section 7.02(e)(ix) of the Indenture provides that, without the consent of each Holder affected, an amendment or waiver may not (with respect to any New Notes held by a non-consenting Holder), release any Guaranteeing Party from any of its obligations under its Subsidiary Guarantee or the Indenture, except in accordance with the terms of the Indenture.

(d) Satisfaction and Discharge of the Indenture (section 9.01).

     Section 9.01 of the Indenture provides that the Indenture shall be discharged and shall cease to be of further effect as to all New Notes issued hereunder, when:

     (1) either (A) all New Notes that have been authenticated (except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Issuer) have been delivered to the Trustee for cancellation; or (B) all New Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or shall become due and payable within one year and the Issuer or any Guaranteeing Party has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as shall be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the New Notes not delivered to the Trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;

     (2) the Issuer or any Guaranteeing Party has paid or caused to be paid all sums payable by it under the Indenture; and

     (3) the Issuer has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the New Notes at maturity or the redemption date, as the case may be.

     In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied. Notwithstanding the satisfaction and discharge of the Indenture, if money shall have been deposited with the Trustee pursuant to section 9.01(a)(i)(B) of the Indenture, the provisions of section 9.02 of the Indenture shall survive.

(e) Compliance Certificate (section 12.04).

     Section 12.04 of the Indenture provides that upon any request or application by the Issuer to the Trustee to take any action under the Indenture (other than the initial issuance of the New Notes), the Issuer shall furnish to the Trustee upon request: (1) an Officer’s Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in section 12.07 of the Indenture) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been satisfied; and (2) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in section 12.07 of the Indenture) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

     Section 12.07 of the Indenture provides that each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture (other than a certificate provided pursuant to section 314(a)(4) of the Act) shall comply with the provisions of section 314(e) of the Act and shall include: (1) a statement that the Person making such certificate or opinion has read such covenant or condition; (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (3) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been satisfied; and (4) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

     Pursuant to section 5.03(c) of the Indenture, if an Event of Default occurs, the Issuer shall deliver to the Trustee the notice required by section 4.02 of the Common Agreement. Section 4.02 of the Common Agreement provides that the Issuer shall notify the Trustee of the occurrence of any Default or Event of Default within 5 Business Days after a Responsible Officer becomes aware of such occurrence. Each notice under section 4.02 of the Common Agreement shall be accompanied by a written statement of a Responsible Officer of the Issuer (1) setting forth details of the occurrence referred to therein and stating what action the Issuer or the Guarantor proposes to take with respect thereto and the time frames in which such actions shall be taken, and (2) describing any and all clauses or provisions of the Indenture or the Common Agreement that have been (or foreseeably will be) breached or violated in connection therewith.

9. Other obligors.

     The Series B Notes will be guaranteed by the following persons:

Name	Address
Administración Corporativa de Durango, S.A. de C.V.	Potasio No. 150
Ciudad Industrial
34220 Durango, Durango

Compañía Papelera de Atenquique, S.A. de C.V.	Domicilio Conocido
49820 Atenquique, Jalisco

Industrias Centauro, S.A. de C.V.	Carretera Durango-México km 26 s/n,
Local 15 de Octubre
Durango, Durango

Envases y Empaques de México, S.A. de C.V.	Presidente Juárez No. 303 Pte.
San Jerónimo Tepetlacalco
54090 Tlalnepantla, Estado de México

Ponderosa Industrial de México, S.A. de C.V.	Potasio No. 150
Ciudad Industrial
34220 Durango, Durango

Empaques de Cartón Titán, S.A. de C.V.	Miguel Barragán No. 307 Pte,
Col. 15 de Mayo
Monterrey, Nuevo León

Cartonpack, S.A. de C.V.	Antigua Carretera a Apodaca km. 7.1
Apodaca, Nuevo León
Montecito No. 38 Piso 22 Oficina 15

Compañía Norteamericana de Inversiones en Celulosa y	Colonia Nápoles,
Papel, S.A. de C.V.	03810 México, D.F.

Durango Internacional, S.A. de C.V.	Potasio No. 150
Ciudad Industrial
34220 Durango, Durango

Durango International, Inc.	700 North Sam Houston Road
Mesquite, Texas 75149-2736
USA

Reciclajes Centauro, S.A. de C.V.	Poniente 140 No. 840
Colonia Industrial Vallejo
02300 México, D.F.

Porteadores de Durango, S.A. de C.V.	Selenio y Manganeso
Ciudad Industrial
34220 Durango, Durango

     Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered 1 to 14, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of Law Debenture Trust Company of New York, as Trustee, under the Indenture to be qualified.

(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee.

Exhibit T3A.	The information required under Exhibit T3A is contained in the bylaws attached hereto as Exhibit T3B.

Exhibit T3B.	Convenience translation of Company’s bylaws.

Exhibit T3C-1.	Form of B Note Indenture.

Exhibit T3C-2.	Form of Common Agreement.

Exhibit T3D.	Not applicable.

Exhibit T3E-1.	Convenience translation of Plan of Reorganization.

Exhibit T3E-2.	Information Statement dated December 28, 2004 from the Company to the unsecured creditors of the Company accompanying the Plan of Reorganization.

Exhibit T3F.	A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in T3C-1).

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Corporación Durango, S.A. de C.V., a corporation organized and existing under the laws of Mexico, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Durango, and State of Durango, Mexico, on the 28th day of December, 2004.

CORPORACIÓN DURANGO, S.A. DE C.V.

By	/s/ José Antonio Rincón

Name: José Antonio Rincón
Title: Chief Operating Officer